UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Beacon Pointe Multi-Alternative Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

24 Corporate Plaza Drive

Suite 150

Newport Beach CA 92660

Telephone Number (including area code): (949) 718-1600

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Atlanta and state of Georgia on the 15th day of December 2023 .

EQUI DIVERSIFIED CORE FUND

BY /s/ Terrence O. Davis

Terrence O. Davis

Sole Trustee

Attest: /s/ Rachel Backstrom

Rachel Backstrom

Secretary